Exhibit 21.1

Subsidiaries of Athlon Energy Inc. as of July 12, 2013

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization

Athlon Holdings LP	Delaware

Athlon Energy LLC	Delaware

Athlon Energy LP	Delaware

Athlon FE Energy LP	Delaware

Athlon Energy Operating LLC	Delaware

Athlon FE Operating LLC	Delaware

Athlon Finance Corp.	Delaware